Mail Stop 4561



December 1, 2005


By U.S. Mail and facsimile to (650) 364-1665.

Michael R. Burwell
President and Chief Financial Officer
Redwood Mortgage Investors VIII
900 Veterans Blvd., Suite 500
Redwood City, CA 94063

Re:	Redwood Mortgage Investors VIII
Form 10-K for the Fiscal Year Ended December 31, 2004
Form 10-Q for the Fiscal Quarter ended June 30, 2005
	File No. 000-27816

Dear Mr. Burwell:

      We have reviewed your response letter filed with the Commission on November 2, 2005 and have the following additional comments. Please provide us with the requested information so we may better understand your response. Please be as detailed as necessary in your explanation. After reviewing this information, we may or may not raise additional comments.

	Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

1. Please refer to our previous comment 3. We concur that the majority of disclosures required by Guide 3 are not applicable to your business activities and did not request that you provide all disclosures included therein. However, we requested that you include the disclosures set forth in Item IV of Industry Guide 3 because the majority of your business activities include lending. Please revise your filings to include the disclosures set forth in Item IV of Guide
3. If you do not want to use the format presented in Guide 3, please provide this information in an alternative format. Provide us with your proposed disclosures.

2. Please refer to our previous comment 4. Please tell us, in detail, the factors considered in recording a loss reserve for real estate held for sale and how you determined that the $1,000,000 loss reserve for all properties owned as disclosed on page 4 was appropriate. Tell us if you consider this reserve to be a general reserve or if you determine this reserve on a specific property basis.

3. Please refer to our previous comment 5.   Your response to this
comment was not included in the letter filed with the commission.
Please include the information requested in your response to this letter.

* * * * *

      Please respond to this comment within 10 business days or tell us when you will provide us with a response. Please furnish a cover letter that keys your response to our comment, indicates your intent to include the requested revisions in future filings and provides any requested supplemental information. Please understand that we may have additional comments after reviewing your responses to our comment.

	We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

      You may contact Rebekah Moore, Staff Accountant, at (202)
551-
3463 or me at (202) 551-3490 if you have questions.

Sincerely,



Donald Walker
Senior Assistant Chief Accountant
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Michael R. Burwell
Redwood Mortgage Investors VIII
December 1, 2005
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